UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Extension Amendment to Intelsat Jackson Holdings S.A.’s Senior Secured Credit Agreement

On November 9, 2017, Intelsat S.A.’s (the “Company”) indirect wholly-owned subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), obtained the requisite lender approval for an amendment to its senior secured credit agreement which governs its approximately $3.1 billion senior secured term loan facility (the “Term Loans”). The Company expects to close the amendment during the week of November 27, 2017, subject to customary closing conditions. The amendment is expected to extend the maturity date of approximately $2.0 billion of the existing Term Loans (such loans, the “Extended Term Loans”) and effect certain other amendments to the senior secured credit agreement. The Extended Term Loans are expected to (i) have an applicable interest rate margin of 3.75% for London InterBank Offering Rate (“LIBOR”) loans and 2.75% for base rate loans (which represents an increase of 25 basis points from the applicable margin on the existing Term Loans prior to giving effect to the amendment) and (ii) be subject to a prepayment premium of 1.00% for certain voluntary prepayments of the Extended Term Loans, subject to certain exceptions, until the first anniversary of the closing date of the amendment. Intelsat Jackson has agreed to pay fees in connection with the amendment equal to 1.00% of the aggregate principal amount of each consenting lender’s outstanding Term Loans as of the closing date of the amendment, which fees will be paid on the closing date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: November 13, 2017	By:	/s/ Jacques Kerrest
	Name:	Jacques Kerrest
	Title:	Executive Vice President and Chief Financial Officer